Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (the “Agreement”) is dated as of ________, 2023, by and among Color Star Technology Co., Ltd., a Cayman Islands company, (the “Company”), and individuals listed in Exhibit A hereto and each affixes its signature on the signature page of this Agreement (each, a “Purchaser”; collectively, the “Purchasers”).

RECITALS

WHEREAS, the Company and the Purchaser are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933 (the “Securities Act”) ;

WHEREAS, the Company is offering certain Class A ordinary shares, par value US$0.04 per share, (the “Ordinary Shares”) at price of $0.25 per share to the Purchaser;

WHEREAS, the Company is offering up to 1,120,000 Ordinary Shares to the Purchasers listed in Exhibit A, who severally but not jointly enters into this Agreement and makes representations and warranties hereunder;

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

ARTICLE I

Purchase and Sale of the Shares

Section 1.1 Purchase Price and Closing.

(a) Subject to the terms and conditions hereof, the Company agrees to issue and sell to the Purchaser and, in consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchaser agrees to purchase for $0.25 per Share, such number of Ordinary Shares (each a “Share” and collectively the “Shares”) for an aggregate price of listed on the signature page hereto (the “Purchase Price”).

(b) Subject to all conditions to closing being satisfied or waived, the closing of the purchase and sale of the Shares (the “Closing”) shall take place at the offices of Hunter Taubman Fischer & Li LLC, the Company’s legal counsel, on the date of the occurrence of completion of and receipt by the Company of the Purchase Price (the “Closing Date”).

(c) Subject to the terms and conditions of this Agreement, at the Closing the Company shall deliver or cause to be delivered to the Purchaser (i) a certificate for such number of Shares, and (ii) any other documents required to be delivered pursuant to this Agreement. At the time of the Closing, the Purchaser shall have delivered its Purchase Price by wire transfer pursuant to the wire information contained in this Agreement or by check.

ARTICLE II

Representations and Warranties

Section 2.1 Representations and Warranties of the Company and its Subsidiaries. The Company hereby represents and warrants to the Purchaser on behalf of itself, its Subsidiaries (as hereinafter defined), as of the date hereof (except as set forth on the Schedule of Exceptions attached hereto with each numbered Schedule corresponding to the section number herein), as follows:

(a) Organization, Good Standing and Power. The Company is a corporation or other entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization (as applicable) and respectively, has the requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted. Except as set forth on Schedule 2.1(a), the Company and each of its Subsidiaries is duly qualified to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary except for any jurisdiction(s) (alone or in the aggregate) in which the failure to be so qualified will not have a Material Adverse Effect (as defined in Section 2.1(g) hereof).

(b) Corporate Power; Authority and Enforcement. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, and to issue and sell the Shares in accordance with the terms hereof. The execution, delivery and performance of this Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the Company or its Board of Directors or shareholders is required. This Agreement constitutes, or shall constitute when executed and delivered, a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservator ship, receiver ship or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application.

(c) Capitalization. The authorized capital stock of the Company is $32,000,000 divided into 700,000,000 Class A Ordinary Shares with a par value of $0.04 each and 100,000,000 Class B Ordinary Shares with a par value of US$0.04 each. The number of Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding as of November 8, 2023 was 21,391,012 and 1,200,000, respectively.

(i) no Ordinary Shares are entitled to preemptive, conversion or other rights and there are no outstanding options, warrants, scrip, rights to subscribe to, call or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company;

(ii) there are no contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company or options, securities or rights convertible into shares of capital stock of the Company;

(iii) the Company is not a party to any agreement granting registration or anti-dilution rights to any person with respect to any of its equity or debt securities;

(iv) the Company is not a party to, and it has no knowledge of, any agreement restricting the voting or transfer of any shares of the capital stock of the Company.

(v) The offer and sale of all capital stock, convertible securities, rights, warrants, or options of the Company issued prior to the Closing complied with all applicable Federal and state securities laws, except where non-compliance would not have a Material Adverse Effect. The Company has furnished or made available to the Purchaser true and correct copies of the Company’s Memorandum and Articles of Associations, as amended and in effect on the date hereof (the “M&A”). Except as restricted under applicable federal, state, local or foreign laws and regulations, the Articles, this Agreement, or as set forth on Schedule 2.1 (c), no written or oral contract, instrument, agreement, commitment, obligation, plan or arrangement of the Company shall limit the payment of dividends on the Company’s Preferred Shares, or its Ordinary Shares.

(d) Issuance of Shares. The Shares to be issued at the Closing have been duly authorized by all necessary corporate action and the Preferred Shares, when paid for or issued in accordance with the terms hereof, shall be validly issued and outstanding, fully paid and non-assessable.

(e) Subsidiaries. All of the direct and indirect subsidiaries of the Company and their respective jurisdictions of incorporation are set forth on Schedule 2.1(e). The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(f)  Commission Documents, Financial Statements. Except as set forth in Schedule 2.1 (f), the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the Form 10-Q and other material filed pursuant to Section 13(a) or 15(d) of the Exchange Act (all of the foregoing including filings incorporated by reference therein being referred to herein as the “Commission Documents”). The Company has not provided to the Purchaser any material non-public information or other information which, according to applicable law, rule or regulation, was required to have been disclosed publicly by the Company but which has not been so disclosed, other than (i) with respect to the transactions contemplated by this Agreement, or (ii) pursuant to a non-disclosure or confidentiality agreement signed by the Purchaser. At the time of the respective filings, the Form 20-F’s complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder and other federal, state and local laws, rules and regulations applicable to such documents. As of their respective filing dates, none of the Form 20-F contained any untrue statement of a material fact; and none omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Commission Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Commission or other applicable rules and regulations with respect thereto. Such financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present in all material respects the consolidated financial position of the Company as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(g) No Material Adverse Effect. As of June 30, 2022 till the date of this Agreement, the Company have not experienced or suffered any Material Adverse Effect. For the purposes of this Agreement, “Material Adverse Effect” shall mean (i) any material adverse effect upon the assets, properties, financial condition, business or prospects of the Company, and its Subsidiaries, when taken as a consolidated whole, and/or (ii) any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company to perform any of its material covenants, agreements and obligations under this Agreement.

(h) No Undisclosed Liabilities. Other than as disclosed in the Company’s Commission Documents or on Schedule 2.1(h) to the knowledge of the Company, neither the Company, nor the Subsidiaries has any liabilities, obligations, claims or losses (whether liquidated or unliquidated, secured or unsecured, absolute, accrued, contingent or otherwise) other than those incurred in the ordinary course of the Company’s and the Subsidiaries’ respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect.

(i) No Undisclosed Events or Circumstances. To the Company’s knowledge, no event or circumstance has occurred or exists with respect to the Company, the Subsidiaries or their respective businesses, properties, operations or financial condition, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

(j) Title to Assets. Except where non-compliance would not have a Material Adverse Effect, each of the Company and the Subsidiaries has good and marketable title to (i) all properties and assets purportedly owned or used by them as reflected in the Financial Statements, (ii) all properties and assets necessary for the conduct of their business as currently conducted, and (iii) all of the real and personal property reflected in the Financial Statements free and clear of any Lien. All leases are valid and subsisting and in full force and effect.

(k) Actions Pending. There is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or any other proceeding pending or, to the knowledge of the Company, threatened against or involving the Company which questions the validity of this Agreement or the transactions contemplated hereby or thereby or any action taken or to be taken pursuant hereto or thereto. Except where the same would not have a Material Adverse Effect, there is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or any other proceeding pending or, to the knowledge of the Company, threatened against or involving the Company involving any of their respective properties or assets. To the knowledge of the Company, there are no outstanding orders, judgments, injunctions, awards or decrees of any court, arbitrator or governmental or regulatory body against the Company, the Subsidiaries or any of their respective executive officers or directors in their capacities as such.

(l) Compliance with Law. The Company and the Subsidiaries have all material franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals necessary for the conduct of their respective business as now being conducted by it unless the failure to possess such franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

(m) No Violation. The business of the Company and the Subsidiaries is not being conducted in violation of any Federal, state, local or foreign governmental laws, or rules, regulations and ordinances of any of any governmental entity, except for possible violations which singularly or in the aggregate could not reasonably be expected to have a Material Adverse Effect. The Company is not required under Federal, state, local or foreign law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, or issue and sell the Shares in accordance with the terms hereof or thereof (other than (x) any consent, authorization or order that has been obtained as of the date hereof, (y) any filing or registration that has been made as of the date hereof or (z) any filings which may be required to be made by the Company with the Commission or state securities administrators subsequent to the Closing.)

(n) No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated herein and therein do not and will not (i) violate any provision of the Company’s Certificate or Bylaws, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company is a party or by which it or its properties or assets are bound, (iii) create or impose a lien, mortgage, security interest, pledge, charge or encumbrance (collectively, “Lien”) of any nature on any property of the Company under any agreement or any commitment to which the Company is a party or by which the Company is bound or by which any of its respective properties or assets are bound, or (iv) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including Federal and state securities laws and regulations) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries are bound or affected, provided, however, that, excluded from the foregoing in all cases are such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect.

(o) Certain Fees. No brokers fees, finders fees or financial advisory fees or commissions will be payable by the Company with respect to the transactions contemplated by this Agreement.

(p) Disclosure. Except as set forth in Schedule 2.1(p), neither this Agreement nor the Schedules hereto nor any other documents, certificates or instruments furnished to the Purchaser by or on behalf of the Company or the Subsidiaries in connection with the transactions contemplated by this Agreement contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made herein or therein, taken as a whole and in the light of the circumstances under which they were made herein or therein, not false or misleading.

(q) Intellectual Property. Each of the Company and the Subsidiaries owns or has the lawful right to use all patents, trademarks, domain names (whether or not registered) and any patentable improvements or copyrightable derivative works thereof, websites and intellectual property rights relating thereto, service marks, trade names, copyrights, licenses and authorizations, and all rights with respect to the foregoing, which are necessary for the conduct of their respective business as now conducted without any conflict with the rights of others, except where the failure to so own or possess would not have a Material Adverse Effect.

(r) Books and Record Internal Accounting Controls. Except as may have otherwise been disclosed in the Forms 20-F, the books and records of the Company and the Subsidiaries accurately reflect in all material respects the information relating to the business of the Company and the Subsidiaries, the location and collection of their assets, and the nature of all transactions giving rise to the obligations or accounts receivable of the Company, or the Subsidiaries. Except as disclosed in the Company’s Commission Documents or on Schedule 2.1(r), the Company and the Subsidiaries maintain a system of internal accounting controls sufficient, in the judgment of the Company, to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences.

(s) Material Agreements. Any and all written or oral contracts, instruments, agreements, commitments, obligations, plans or arrangements, the Company and the Subsidiaries is a party to, that a copy of which would be required to be filed with the Commission as an exhibit to a registration statement on Form F-1 (collectively, the “Material Agreements”) if the Company were registering securities under the Securities Act has previously been publicly filed with the Commission in the Commission Documents. Each of the Company and the Subsidiaries has in all material respects performed all the obligations required to be performed by them to date under the foregoing agreements, have received no notice of default and are not in default under any Material Agreement now in effect the result of which would cause a Material Adverse Effect.

(t) Transactions with Affiliates. Except as set forth in the Financial Statements or in the Commission Documents, there are no loans, leases, agreements, contracts, royalty agreements, management contracts or arrangements or other continuing transactions between (a) the Company on the one hand, and (b) on the other hand, any officer, employee, consultant or director of the Company or any person owning any capital stock of the Company or any member of the immediate family of such officer, employee, consultant, director or shareholder or any corporation or other entity controlled by such officer, employee, consultant, director or shareholder, or a member of the immediate family of such officer, employee, consultant, director or shareholder.

Section 2.2 Representations and Warranties of the Purchaser. Each Purchaser, severally but not jointly, hereby makes the following representations and warranties to the Company as of the date hereof:

(a) No Conflicts. The execution, delivery and performance of this Agreement and the consummation by such Purchaser of the transactions contemplated hereby and thereby or relating hereto do not and will not conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any agreement, indenture or instrument or obligation to which such Purchaser is a party or by which its properties or assets are bound, or result in a violation of any law, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to such Purchaser or its properties (except for such conflicts, defaults and violations as would not, individually or in the aggregate, have a material adverse effect on such Purchaser). Such Purchaser is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, provided, that for purposes of the representation made in this sentence, such Purchaser is assuming and relying upon the accuracy of the relevant representations and agreements of the Company herein.

(b) Business and Financial Experience. Each Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment.

(c) Reliance on Exemptions. The Purchaser understands that the Shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Shares.

(d) Information. The Purchaser and its advisors, if any, have had the opportunity to ask questions of management of the Company and its Subsidiaries and have been furnished with all information relating to the business, finances and operations of the Company and information relating to the offer and sale of the Shares which have been requested by the Purchaser or its advisors. Neither such inquiries nor any other due diligence investigation conducted by the Purchaser or any of its advisors or representatives shall modify, amend or affect the Purchaser’s right to rely on the representations and warranties of the Company contained herein. The Purchaser understands that its investment in the Shares involves a significant degree of risk. The Purchaser further represents to the Company that the Purchaser’s decision to enter into this Agreement has been based solely on the independent evaluation of the Purchaser and its representatives.

(e) Governmental Review. The Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Shares.

(f) Restricted Shares.

(1) The Investor understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor’s representations as expressed herein. The Investor understands that the Shares are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Investor must hold the Shares indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Investor acknowledges that the Company has no obligation to register or qualify the Shares for resale. The Investor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Investor’s control, and which the Company is under no obligation and may not be able to satisfy. The Investor understands that this offering is not intended to be part of the public offering, and that the Investor will not be able to rely on the protection of Section 11 of the Securities Act.

(2) Such Investor understands that the Shares must be held indefinitely unless such Shares are registered under the Securities Act or an exemption from registration is available. Such Investor acknowledges that such Investor is familiar with Rule 144 and Rule 144A, of the rules and regulations of the Commission, as amended, promulgated pursuant to the Securities Act (“Rule 144”), and that such person has been advised that Rule 144 and Rule 144A, as applicable, permits resales only under certain circumstances. Such Investor understands that to the extent that Rule 144 or Rule 144A is not available, such Investor will be unable to sell any Shares without either registration under the Securities Act or the existence of another exemption from such registration requirement.

(3) The Investor understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Shares.

(4) The Investor hereby acknowledges that upon the issuance thereof, and until such time as the same is no longer required under the applicable securities laws and regulations, any certificates representing the Shares and the underlying securities may bear a restrictive legend pursuant to applicable laws and may include language substantially similar to the below:

“THE SECURITIES REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

(g) No General Solicitation. The Purchaser acknowledges that the Shares were not offered to such Purchaser by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (ii) any seminar or meeting to which such Purchaser was invited by any of the foregoing means of communications.

(h) Rule 144. Such Purchaser understands that the Shares must be held indefinitely unless such Shares are registered under the Securities Act or an exemption from registration is available. Such Purchaser acknowledges that such Purchaser is familiar with Rule 144 and Rule 144A, and that such person has been advised that Rule 144 and Rule 144A, as applicable, permits resales only under certain circumstances. Such Purchaser understands that to the extent that Rule 144 or Rule 144A is not available, such Purchaser will be unable to sell any Shares without either registration under the Securities Act or the existence of another exemption from such registration requirement.

(i) Brokers. Purchaser does not have any knowledge of any brokerage or finder’s fees or commissions that are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other person or entity with respect to the transactions contemplated by this Agreement.

(j) Purchase for Own Account. Each Investor (a) is purchasing the Shares for its own account (not as a nominee or agent) for investment purposes only and not with an intent or view to, or for, resale, distribution, or fractionalization thereof, in whole or in part, (b) has no present arrangement or intention to sell or distribute the Shares, or to grant participation in the Shares, and (c) does not have any contract, undertaking, agreement, or arrangement with any person to sell, transfer, or grant participation to such person, or to any third person, with respect to any of the Shares.

ARTICLE III

Covenants

The Company covenants with the Purchaser as follows, which covenants are for the benefit of the Purchaser and its permitted assignees (as defined herein).

Section 3.1 Securities Compliance. The Company shall notify the Commission in accordance with its rules and regulations, of the transactions contemplated by any of this Agreement, and shall take all other necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Shares to the Purchaser or subsequent holders.

Section 3.2 Confidential Information. The Purchaser agrees that such Purchaser and its employees, agents and representatives will keep confidential and will not disclose, divulge or use (other than for purposes of monitoring its investment in the Company) any confidential information which such Purchaser may obtain from the Company pursuant to financial statements, reports and other materials submitted by the Company to such Purchaser pursuant to this Agreement, unless such information is known to the public through no fault of such Purchaser or his or its employees or representatives; provided, however, that a Purchaser may disclose such information (i) to its attorneys, accountants and other professionals in connection with their representation of such Purchaser in connection with such Purchaser’s investment in the Company, (ii) to any prospective permitted transferee of the Shares, so long as the prospective transferee agrees to be bound by the provisions of this Section 3.3, or (iii) to any general partner or affiliate of such Purchaser.

Section 3.3 Compliance with Laws. The Company shall comply to comply in all material respects, with all applicable laws, rules, regulations and orders, except where non-compliance could not reasonably be expected to have a Material Adverse Effect.

Section 3.4 Keeping of Records and Books of Account. The Company shall keep adequate records and books of account, in which complete entries will be made in accordance with GAAP consistently applied, reflecting all financial transactions of the Company, and in which, for each fiscal year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts and other purposes in connection with its business shall be made.

Section 3.5 Disclosure of Material Information. The Company covenants and agrees that neither it nor any other person acting on its or their behalf has provided or, from and after the filing of the Press Release, will provide any Purchaser or its agents or counsel with any information that the Company believes constitutes material non-public information (other than with respect to the transactions contemplated by this Agreement), unless prior thereto such Purchaser shall have executed a specific written agreement regarding the confidentiality and use of such information. The Company understands and confirms that the Purchaser shall be relying on the foregoing covenants in effecting transactions in securities of the Company. At the time of the filing of the Press Release, no Purchaser shall be in possession of any material, nonpublic information received from the Company, any of its subsidiaries or any of its respective officers, directors, employees or agents that is not disclosed in the Press Release. The Company shall not disclose the identity of any Purchaser in any filing with the SEC except as required by the rules and regulations of the SEC thereunder. In the event of a breach of the foregoing covenant by the Company, , or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein, a Purchaser may notify the Company, and the Company shall make public disclosure of such material nonpublic information within two (2) trading days of such notification.

Section 3.6 No Manipulation of Price. The Company will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, the stabilization or manipulation of the price of any securities of the Company.

ARTICLE IV

CONDITIONS

Section 4.1 Conditions Precedent to the Obligation of the Company to Sell the Shares. The obligation hereunder of the Company to issue and sell the Shares is subject to the satisfaction or waiver, at or before the Closing, of each of the conditions set forth below. These conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion.

(a) Accuracy of the Purchaser’s Representations and Warranties. The representations and warranties of the Purchaser in this Agreement shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all material respects as of such date.

(b) Performance by the Purchaser. The Purchaser shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Purchaser at or prior to the Closing.

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(d) Delivery of Purchase Price. The Purchase Price for the Shares shall have been delivered to the Company.

(e) Delivery of this Agreement. This Agreement shall have been duly executed and delivered by the Purchaser to the Company.

Section 4.2 Conditions Precedent to the Obligation of the Purchaser to Purchase the Shares. The obligation hereunder of the Purchaser to acquire and pay for the Shares offered in Offering is subject to the satisfaction or waiver, at or before the Closing, of each of the conditions set forth below. These conditions are for the Purchaser’s sole benefit and may be waived by such Purchaser at any time in its sole discretion.

(a) Accuracy of the Company’s Representations and Warranties. Each of the representations and warranties of the Company in this Agreement shall be true and correct in all respects as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all respects as of such date.

(b) Performance by the Company. The Company shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing.

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

(d) No Proceedings or Litigation. No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Company, or any of the officers, directors or affiliates of the Company seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

(e) Certificates. The Company shall have executed and delivered to the Purchaser the certificates (in such denominations as such Purchaser shall request) for the Shares being acquired by such Purchaser immediately after the Closing (in such denominations as such Purchaser shall request) to such address set forth next to the Purchaser with respect to the Closing.

(f) Resolutions. The Board of Directors of the Company shall have adopted resolution consistent with Section 2.1(b) hereof in a form reasonably acceptable to such Purchaser (the “Resolution”).

(g) Material Adverse Effect. No Material Adverse Effect shall have occurred at or before the Closing Date.

ARTICLE V

Stock Certificate Legend

Section 5.1 Legend. Each certificate representing the Shares shall be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required by applicable state securities or “blue sky” laws):

“THE SECURITIES REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

ARTICLE VI

Indemnification

Section 6.1 General Indemnity. The Company agrees to indemnify and hold harmless the Purchaser (and their respective directors, officers, managers, partners, members, shareholders, affiliates, agents, successors and assigns) from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys’ fees, charges and disbursements) incurred by the Purchaser as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Company herein. The Purchaser, severally but not jointly, agrees to indemnify and hold harmless the Company and its directors, officers, affiliates, agents, successors and assigns from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys’ fees, charges and disbursements) incurred by the Company as a result of any inaccuracy in or breach of the representations, warranties or covenants made by such Purchaser herein. The maximum aggregate liability of the Purchaser pursuant to its indemnification obligations under this Article VI shall not exceed the portion of the Purchase Price paid by the Purchaser hereunder. In no event shall any “Indemnified Party” (as defined below) be entitled to recover consequential or punitive damages resulting from a breach or violation of this Agreement.

Section 6.2 Indemnification Procedure. Any party entitled to indemnification under this Article VI (an “Indemnified Party”) will give written notice to the indemnifying party of any matters giving rise to a claim for indemnification; provided, that the failure of any party entitled to indemnification hereunder to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article VI except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any action, proceeding or claim is brought against an Indemnified Party in respect of which indemnification is sought hereunder, the indemnifying party shall be entitled to participate in and, unless in the reasonable judgment of the Indemnified Party a conflict of interest between it and the indemnifying party may exist with respect of such action, proceeding or claim, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. In the event that the indemnifying party advises an Indemnified Party that it will contest such a claim for indemnification hereunder, or fails, within thirty (30) days of receipt of any indemnification notice to notify, in writing, such person of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defense at any time after it commences such defense), then the Indemnified Party may, at its option, defend, settle or otherwise compromise or pay such action or claim. In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the Indemnified Party’s costs and expenses arising out of the defense, settlement or compromise of any such action, claim or proceeding shall be losses subject to indemnification hereunder. The Indemnified Party shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party which relates to such action or claim. The indemnifying party shall keep the Indemnified Party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. If the indemnifying party elects to defend any such action or claim, then the Indemnified Party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense. The indemnifying party shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall be liable for any settlement if the indemnifying party is advised of the settlement but fails to respond to the settlement within thirty (30) days of receipt of such notification. Notwithstanding anything in this Article VI to the contrary, the indemnifying party shall not, without the Indemnified Party’s prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof which imposes any future obligation on the Indemnified Party or which does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the Indemnified Party of a release from all liability in respect of such claim. The indemnification required by this Article VI shall be made by periodic payments of the amount thereof during the course of investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred, so long as the Indemnified Party irrevocably agrees to refund such moneys if it is ultimately determined by a court of competent jurisdiction that such party was not entitled to indemnification. The indemnity agreements contained herein shall be in addition to (a) any cause of action or similar rights of the Indemnified Party against the indemnifying party or others, and (b) any liabilities the indemnifying party may be subject to pursuant to the law.

ARTICLE VII

Miscellaneous

Section 7.1 Fees and Expenses. Except as otherwise set forth in this Agreement, each party shall pay the fees and expenses of its advisors, counsel, accountants and other experts, if any, and all other expenses, incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

Section 7.2 Specific Enforcement, Consent to Jurisdiction.

(a) The Company and the Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

(b) Each of the Company and the Purchaser (i) hereby irrevocably submits to the jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in New York county for the purposes of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or thereby and (ii) hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. Each of the Company and the Purchaser consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 7.2 shall affect or limit any right to serve process in any other manner permitted by law. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company hereby appoints Hunter Taubman Fischer & Li LLC, with offices at 950 Third Avenue, 19th Floor, New York, 10022 as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

Section 7.3 Entire Agreement; Amendment. This Agreement contains the entire understanding and agreement of the parties with respect to the matters covered hereby and, except as specifically set forth herein, neither the Company nor any of the Purchaser makes any representations, warranty, covenant or undertaking with respect to such matters and they supersede all prior understandings and agreements with respect to said subject matter, all of which are merged herein. No provision of this Agreement may be waived or amended other than by a written instrument signed by the Company and the Purchaser, and no provision hereof may be waived other than by a written instrument signed by the party against whom enforcement of any such waiver is sought.

Section 7.4 Notices. All notices, demands, consents, requests, instructions and other communications to be given or delivered or permitted under or by reason of the provisions of this Agreement or in connection with the transactions contemplated hereby shall be in writing and shall be deemed to be delivered and received by the intended recipient as follows: (i) if personally delivered, on the business day of such delivery (as evidenced by the receipt of the personal delivery service), (ii) if mailed certified or registered mail return receipt requested, two (2) business days after being mailed, (iii) if delivered by overnight courier (with all charges having been prepaid), on the business day of such delivery (as evidenced by the receipt of the overnight courier service of recognized standing), or (iv) if delivered by facsimile transmission, on the business day of such delivery if sent by 6:00 p.m. in the time zone of the recipient, or if sent after that time, on the next succeeding business day (as evidenced by the printed confirmation of delivery generated by the sending party’s telecopier machine). If any notice, demand, consent, request, instruction or other communication cannot be delivered because of a changed address of which no notice was given (in accordance with this Section 7.4), or the refusal to accept same, the notice, demand, consent, request, instruction or other communication shall be deemed received on the second business day the notice is sent (as evidenced by a sworn affidavit of the sender). All such notices, demands, consents, requests, instructions and other communications will be sent to the following addresses or facsimile numbers as applicable:

If to the Company:

Color Star Technology Co., Ltd

80 Broad Street, 5th Floor

New York, NY 10005

with copies (which shall not constitute notice) to:

Hunter Taubman Fischer & Li LLC

950 Third Avenue, 19th Floor

New York, NY 10022

If to Purchaser:

The address listed on Exhibit A

Any party hereto may from time to time change its address for notices by giving at least ten (10) days written notice of such changed address to the other party hereto.

Section 7.5 Waivers. No waiver by any party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

Section 7.6 Headings. The section headings contained in this Agreement (including, without limitation, section headings and headings in the exhibits and schedules) are inserted for reference purposes only and shall not affect in any way the meaning, construction or interpretation of this Agreement. Any reference to the masculine, feminine, or neuter gender shall be a reference to such other gender as is appropriate. References to the singular shall include the plural and vice versa.

Section 7.7 Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the Company or the Purchaser, as applicable, provided, however, that, subject to federal and state securities laws, a Purchaser may assign its rights and delegate its duties hereunder in whole or in part to an affiliate or to a third party acquiring all or substantially all of its Shares in a private transaction without the prior written consent of the Company or the other Purchaser, after notice duly given by such Purchaser to the Company provided, that no such assignment or obligation shall affect the obligations of such Purchaser hereunder and that such assignee agrees in writing to be bound, with respect to the transferred securities, by the provisions hereof that apply to the Purchaser. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

Section 7.8 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction. This Agreement shall not be interpreted or construed with any presumption against the party causing this Agreement to be drafted.

Section 7.9 Survival. The representations and warranties of the Company and the Purchaser shall survive the execution and delivery hereof and the Closing hereunder for a period of three (3) years following the Closing Date.

Section 7.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

Section 7.11 Severability. The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and such provision shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

Section 7.12 Individual Capacity. Each Purchaser enters into this Agreement on its own capacity, and not as a group with other Purchasers. Each Purchaser, severally but not jointly, makes representations and warranties contained under this Agreement.

Section 7.13 Termination. This Agreement may be terminated prior to Closing by mutual written agreement of the Purchaser and the Company.

Section 7.14. Language. The Agreement is in both English and Chinese, which both have binding effects. If there is any conflict between the English and Chinese language, English language prevails.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officer as of the date first above written.

COLOR STAR TECHNOLOGY CO., LTD.

By:
Name:	Louis Luo
Title:	Chief Executive Officer

[Signature Page of the Company]

Signature Page of the Purchaser

购买人签字页

IN WITNESS WHEREOF, the Purchaser has caused this Agreement to be duly executed individually or by its authorized officer or member as of the date first above written.

The Purchaser:

By:
Name:

Number of Class A Ordinary Shares Purchased:

Total Purchase Price: $

Address and Contacts of Purchaser

Telephone :

Fax :

Email :